March 12, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions

Re:	Genentech, Inc.

Schedule 14D-9 filed February 23, 2009

Amendment No. 1 to Schedule 14D-9 filed February 24, 2009

Amendment No. 2 to Schedule 14D-9 filed March 2, 2009

Amendment No. 3 to Schedule 14D-9 filed March 3, 2009

File No. 5-32488

Ladies and Gentlemen:

We refer to Ms. Griffith’s letter dated March 6, 2009 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Schedule 14D-9 and related amendments (the “Schedule 14D-9”) of Genentech, Inc. (the “Company” or the “Registrant”). On behalf of the Company, please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Ms. Griffith’s letter immediately preceding our response thereto.

Schedule 14D-9 filed February 24, 2009

General

1.	Please review the offer materials generally to avoid the use of scientific terms without appropriate explanatory language. For example, what are “follow-on biologics” (page 33), and what is “an adjuvant setting” (page 25)?

We note the Staff’s comment and have revised the Schedule 14D-9 in Amendment No. 5 to explain scientific terms, including “follow-on biologics,” “NMEs” and “an adjuvant setting.”

Securities & Exchange Commission

March 12, 2009

2.	In response to Item 1005(d) of Regulation M-A, disclose any conflicts of interest between the board and officers of Genentech, the members of the Special Committee, and Roche.

We note the Staff’s comment and have revised the Schedule 14D-9 in Amendment No. 5 to include in Item 3 a new section which describes the conflicts of interest between the Company’s executive officers and directors, including members of the Special Committee, and Roche. Please see “Conflicts of Interest between the Company’s Executive Officers and Directors, Including Members of the Special Committee, and Roche” in Item 3.

3.	As the filing person on the Schedule 14D-9 and the target company that is the subject of a tender offer, Genentech must make and support a recommendation on the tender offer. See Item 1002 of Regulation M-A. Throughout the offer materials, your disclosure generally speaks of the recommendation of the Special Committee rather than of the Company. Although Genentech may delegate to the Special Committee the responsibility of taking a position on the offer, it must be clear from the disclosure that such recommendation is made on behalf of the Company. Please revise.

We note the Staff’s comment and have revised the Schedule 14D-9 in Amendment No. 5 to specify that the recommendation is made on behalf of the Company.

The Solicitation or Recommendation, page 12

4.	The Special Committee concluded that the Roche Enhanced Anti-Dilution Amendment had a value to Roche. Explain the basis for the Special Committee’s valuation, including any financial data, projections or assumptions that led the Special Committee to its understanding of the value of the Anti-Dilution Amendment. Tell us whether the Special Committee quantified the value of the Anti-Dilution Amendment, and if so, explain the basis for its conclusion and quantify the value.

We note the Staff’s comment and have revised the “Background of the Offer” in Item 4 of Schedule 14D-9 in Amendment No. 5 in response to the Staff’s comment.

Efforts to Improve the $89.00 per share proposal, page l8

5.	On page 18, you discuss Goldman Sach’s request to Roche that it explore potential alternative transaction structures and forms of consideration, including a contingent value component based on the results of the Company’s Avastin C-08 clinical trial in the consideration. Provide greater detail concerning these discussions, including what other alternative structures were considered and suggested to Roche or its representatives and what reasons, if any, Roche gave for rejecting this proposal.

Securities & Exchange Commission

March 12, 2009

We note the Staff’s comment and have revised the “Background of the Offer” in Item 4 of the Schedule 14D-9 in Amendment No. 5 accordingly. We supplementally advise the Staff that the principal other alternatives Goldman Sachs suggested were the use of Roche equity as all or part of the consideration, an increase in Roche’s ownership of the Company and extension of the Commercialization Agreement, and potential spin-off transactions. However, as these alternatives were immediately rejected by Roche, the Company feels disclosure of these structures does not add meaningful disclosure to stockholders and could potentially be misleading by giving the impression that these were viable alternatives in the negotiation.

6.	Provide greater detail concerning the August 21, 2008 meeting. Briefly describe the discussions that took place between the financial representatives, and in particular, include the substance of Roche’s discussion regarding the assumptions and estimates that supported their bid.

We note the Staff’s comment and have revised the “Background of the Offer” in Item 4 of the Schedule 14D-9 in Amendment No. 5 in response to the Staff’s comment.

7.	We note the reference to Dr. Humer’s statement that maintaining the current ownership structure of the company was “not an option from Roche’s perspective.” Please revise to include any reasons that Dr. Humer gave for this position, as well as any questions about it that Dr. Levinson asked.

We supplementally advise the Staff that Dr. Humer did not provide reasons for his position and Dr. Levinson did not ask any questions about Dr. Humer’s statement.

8.	Explain what alternative transaction structures Goldman Sachs proposed to Roche that would yield enhanced shareholder value at the October 2, 2008 meeting.

We supplementally advise the Staff that the proposals made by Goldman Sachs were similar to those set forth in the answer to comment 5. For the reasons stated in our response to comment 5, we do not believe inclusion of those alternative structures provides meaningful disclosure to stockholders.

9.	Refer to the discussion of the November meetings between Goldman Sachs and Greenhill on page 21. Summarize the key differences between the financial models used by Goldman and Greenhill, respectively.

We note the Staff’s comment and have included disclosure about the differences between the 2008 Financial Plan used by Goldman Sachs and the 2007 LRP used by Greenhill in the section titled “—2008 Financial Plan—2008 Financial Plan Based on Most Current Information” in Item 4. We supplementally advise the Staff that Amendment No. 5 to the Schedule 14D-9 submitted to the Staff contemplates a negotiated transaction at $95 per share. We have included in

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Amendment No. 5 to the Schedule 14D-9 a summary of Goldman Sachs financial analysis supporting the Revised Offer and the Merger. Roche’s Schedule TO will contain Greenhill’s financial analysis also supporting the Revised Offer and the Merger.

Updates of the 2008 Financial Plan, page 28

10.	You disclose that on February 22, 2009, management informed the Special Committee that it had reviewed developments in the business of Genentech since October 2008 and that it advised the Special Committee that “the Company’s financial outlook had not materially changed in the aggregate since that time.” Explain this statement, given the significant deterioration in the global financial markets and economic conditions generally since that time.

We supplementally advise the Staff that in the Company’s experience, pharmaceutical and biotechnology companies are typically unharmed or less harmed by economic downturns. This is attributable to the inelastic nature of demand for these companies’ products, in particular for the unique products that Genentech develops and sells, many of which have been demonstrated to save or extend lives, and the presence of third party payors such as Medicare and insurance. While the Company cannot predict with certainty the effect of future healthcare legislation, the Company does not currently expect the proposals put forward by President Obama’s administration, which do not amend Medicare Part B in a manner that would significantly harm the Company’s sales, to have a significant negative impact on its business. In addition, the Company has not historically, and does not currently, rely on the credit markets for a material portion of its financing needs. Finally, the Company’s financial plan covers a period of over 16 years into the future, so even if some impact due to current economic conditions is forecasted, it would not necessarily have a significant effect on the Company’s long term prospects.

As an example, aggregate U.S. sales (a significant driver in the Company’s financial performance) for 2009-2020 were forecasted in February 2009 to be only 0.5% lower than the forecast for the same period made in October 2008. For the first quarter of 2009, the Company’s business is on track with its forecast to show approximately 10% growth over the first quarter of 2008.

11.	You state on page 29 that “The 2007 LRP has not been generally updated since its preparation in November 2007 and there have been a number of important developments in the business during the approximately 15 months since the 2007 LRP was prepared.” Describe in detail each of these developments, and how they impact the validity of the 2007 LRP and the Special Committee’s reliance on it. In particular, explain any assumptions underlying the 2007 LRP and state whether (and why) any of

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March 12, 2009

the assumptions is no longer valid. Discuss the decline in the market value of the company’s stock, the market for pharmaceutical products worldwide, and the impact that the changing regulatory and insurance environment for healthcare may have on the validity and applicability of the 2007 LRP. For each change, explain whether the difference would result in a lower or higher valuation for the company.

We advise the Staff that we have revised the disclosure in the section titled “—2008 Financial Plan—Updates of the 2008 Financial Plan” in the Schedule 14D-9 in Amendment No. 5 in response to the Staff’s comment to indicate the changes underlying the 2007 LRP compared to the 2008 Financial Plan and we have identified for each change whether the impact on future cash flows was positive or negative. We supplementally advise the Staff, as described in detail in the answer to comment 10, that in the Company’s experience, pharmaceutical and biotechnology companies are typically unharmed or less harmed by economic downturns and therefore the economy, as well as the other factors indicated in the Staff’s comment, were not significant components in the difference between the 2007 LRP and the 2008 Financial Plan.

12.	You summarize the 2008 Financial Plan on page 30. Detail all of the material assumptions underlying the 2008 Financial Plan and any limitations on these assumptions. Although some assumptions are described on page 32, it is not clear that these represent all of the material underpinnings for the 2008 Plan.

We advise the Staff that we have revised the disclosure in the section titled “—2008 Financial Plan” in the Schedule 14D-9 in Amendment No. 5 in response to the Staff’s comment to disclose all of the material assumptions underlying the 2008 Financial Plan.

13.	You discuss the impact of the Avastin trials at the top of page 35. Expand your disclosure to include the impact of the revised timetable for the clinical trials related to that drug. How did the Special Committee consider the earlier release of the Avastin results in its approach to negotiations with Roche? Was this a subject of discussions between the parties? If so, how did it factor into the negotiations?

We advise the Staff that we have included additional disclosure regarding the timetable for clinical trial results related to Avastin in Item 7, including information regarding the impact of the Avastin timetable on the Company’s negotiations with Roche. In response to comment 11, we have also revised the disclosure to indicate the accelerated timing of the Avastin trials was a principal positive factor in the sales forecast contained in the 2008 Financial Plan relative to the 2007 LRP. The Company’s disclosure clearly indicates the Special Committee’s approach to its deliberations and negotiations with Roche was consistently that the most recent financial model, the 2008 Financial Plan, be used as the basis for valuation. As indicated in the Company’s disclosure, the 2008 Financial Plan includes the Company’s best estimate of Avastin revenues, adjusted for the probability of technical success (PTS) based on all available data to the Company at the time of the 2008 Financial Plan, including the Company’s knowledge of the timing of the unblinding of the results of the Avastin C-08 trial.

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March 12, 2009

Effective Tax Rates, page 35

14.	In the first paragraph in this section, you reference “several factors” (in addition to the initiation of commercial production in Singapore) that will reduce the Company’s effective tax rate. Disclose the other factors which you believe will lead to the reduced tax rate.

We have revised the disclosure in the section titled “—2008 Financial Plan—Roche’s Disagreements with the 2008 Financial Plan—Effective Tax Rate” in Amendment No. 5 to the Schedule 14D-9 in response to the Staff’s comment. We supplementally advise the Staff, that as disclosed in Amendment No. 5 to the Schedule 14D-9, that subsequent to the 2008 Financial Plan, the adoption of the single sales factor for California tax purposes has the potential to further reduce the Company’s effective tax rate.

Opinion of Goldman, Sachs and Co., page 32

15.	In making its recommendation that shareholders reject Roche’s offer, the Special Committee, on behalf of the Company, considered the fact that Goldman Sachs deemed the offer consideration inadequate. Given the fact that the Company’s recommendation rests in part on the Goldman opinion, and your reliance on the Company’s future prospects generally in rejecting an offer at a premium to the Company’s current per share trading price, we believe the analyses underlying the Goldman opinion may be material and should be described for shareholders. In addition, any non-public forecasts and projections provided by Genentech to Goldman in its analyses should also be disclosed. Please revise.

In response to the Staff’s comment, we have included in the Schedule 14D-9 in Amendment No. 5 a description of the financial analysis underlying Goldman Sachs’ fairness opinion related to the Revised Offer and the Merger. We supplementally advise the staff that Goldman Sachs relied on the 2008 Financial Plan, together with the 2008 Financial Plan Update and forecasts described in “—2015 Commercialization Agreement and Employee Stock Assumptions; Forecasted Cash Balances.” As disclosed in Amendment No. 5 to the Schedule 14D-9, all non-public forecasts and projections provided to Goldman Sachs by the Company have been disclosed in Amendment No. 5 to the Schedule 14D-9.

16.	See the last comment above. To the extent you disclose any non-public forecasts or projections, please describe the underlying assumptions, as well as the material limitations on those figures. In addition to the original Schedule 14D-9 filed in February 24, 2009, amendment no. 2 filed on March 2, 2009 contains numerous projections and forecasts concerning future sales volume for Avastin and other figures.

We have revised the disclosure in the section titled “—2008 Financial Plan” in Amendment No. 5 to the Schedule 14D-9 in response to comment 12 to indicate the key assumptions underlying the creation of the 2008 Financial Plan. Additionally, we have revised the disclosure to indicate the key assumptions underlying the 2007 LRP. As indicated in our response to comment 15, all of the projections and forecasts relied upon by the Special Committee and Goldman Sachs are disclosed in the Schedule 14D-9. In addition, in the section entitled “Roche’s disagreements with the 2008 Financial Plan” under Item 4 the Company provides an extensive discussion of each of the factors with which Roche had disagreement with the Company’s forecast.

Securities & Exchange Commission

March 12, 2009

Goldman Sachs Reports, Projections and Forecasts

In response to our conversions with the Staff, we supplementally advise the Staff that we have filed as exhibits to Amendment No. 5 of the Schedule 14D-9 all reports, opinions or appraisals the Special Committee received from Goldman Sachs that are materially related to the Revised Offer as contemplated by Item 1015 of Regulation M-A. In addition, we respectfully advise the Staff that all material non-public projections and forecasts relied upon by Goldman Sachs that were provided by the Company have been disclosed in Amendment No. 5 to the Schedule 14D-9.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (650) 565-3514.

Very truly yours, Wilson Sonsini Goodrich & Rosati Professional Corporation /s/ Bradley L. Finkelstein Bradley L. Finkelstein